UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  Balchem Corp (BCPC)

Title of Class of Securities:  Common Stock

CUSIP Number:  057665200

Date of Event Which Requires Filing of this Statement:  December 31, 2013

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)

[     ]  Rule 13d-1(c)

[     ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.: 057665200							Page 2 of 5

1.	Name of Reporting Entity:
Segall Bryant & Hamill
EIN:  41-1788385

2.	Check the Appropriate Box if a Member of a Group:
		a.	____
		b.	____

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power:  773,445

	6.	Shared Voting Power:  ________________

	7.	Sole Dispositive Power:  ________________

	8.	Shared Dispositive Power:  ______________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

773,445

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

Not applicable

11.	Percent of Class Represented by Amount in Row (9):

2.57%

12.	Type of Reporting Person:

IA




NOTE:  See Instructions for completing this page.


CUSIP No.: 057665200						Page 3 of 5

Item 1.

(a)	Name of Issuer:  Balchem Corp.

(b)	Address of Issuer s Principal Executive Offices:

		52 Sunrise Park Road
		New Hampton, NY 10958

Item 2.

(a)	Name of Person Filing:  Segall Bryant & Hamill

(b)	Address of Principal Business Office or, if none, Residence:

10 South Wacker Drive, Suite 3500
Chicago, IL  60606-7407

(c)	Citizenship:  MN

(d)	Title of Class of Securities:  Common

(e)	CUSIP Number:  057665200

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:

(a)	[     ]	Broker or dealer registered under section 15 of the Act
		(15 U.S.C. 78o).
(b)	[     ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[     ]	Insurance company as defined in section 3(a)(19) of the Act
		(15 U.S.C. 78c).
(d)	[     ]	Investment company registered under section 8 of the Investment
		Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ X ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f)	[     ]	An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F).
(g)	[     ]	A parent holding company or control person in accordance with
		240.13d-1(b)(1)(ii)(G).
(h)	[     ]	A savings association as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813).
(i)	[     ]	A church plan that is excluded from the definition of an
		investment company under section 3(c)(14) of the Investment
		Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[     ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).



CUSIP No.: 057665200						Page 4 of 5

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)	Amount beneficially owned:  773,445

(b)	Percent of Class:  2.57%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:  773,445
	(ii)	Shared power to vote or to direct the vote:  ________________.
	(iii)	Sole power to dispose or to direct the disposition of:  ______.
	(iv)	Shared power to dispose or to direct the disposition of:  ____.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following   [ X ].

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

CUSIP No.: 057665200						Page 5 of 5

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature:  _____________________________  Dated:  February 14, 2014

Typed Name and Title:  Paul Lythberg,
		       Chief Compliance Officer/Chief Operating Officer